                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                             Carmike Cinemas Inc.
                   ------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                   ------------------------------------------
                        (Title of Class of Securities)

                                  143 436 103
                                --------------
                                (CUSIP Number)

Mr. Robert M. Raiff                   With a copy to:
152 West 57th Street                  Lawrence G. Goodman, Esq.
New York, New  York 10019             Shereff, Friedman, Hoffman & Goodman, LLP
(212) 247-4000                        919 Third Avenue
                                      New York, New York 10022
                                      (212) 758-9500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 24, 1998
                   ------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 143 436 103                           Page    2    of    6      Pages
          -----------                               -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Robert M. Raiff

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           703,900
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                           703,900
         WITH
                       10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    703,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.08%

14       TYPE OF REPORTING PERSON*
                                    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

                  This Amendment No. 3 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of September 17, 1997 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of February 9, 1998 and Amendment No. 2 to the
Schedule 13D relating to the event date of March 26, 1998, filed by Robert Raiff relating to the Class A Shares of common stock (the "Common Stock") of Carmike Cinemas, Inc. ("Carmike"). The address of Carmike is 1301 First Avenue, Columbus, GA 31901. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.           Source and Amount of Funds

                  Item 3 is amended to add the following:

                  As of November 25, 1998, Mr. Raiff beneficially owns 703,900 shares of Common Stock. All 703,900 shares of Common Stock are held by entities and managed accounts over which Mr. Raiff has investment discretion. All shares of Common Stock owned by Mr. Raiff were purchased in open market transactions. Since the filing of Amendment No. 2 to the Schedule 13D, 9,000 shares of Common Stock were purchased at an aggregate cost of $169,750 (see Schedule A). The funds for the purchases of the shares of Common Stock held by the Partnerships and the Fund came from capital contributions to the Partnerships by their general and limited partners and capital contributions to the Fund by its shareholders. The funds for the purchases of shares held in the managed accounts over which Mr. Raiff has investment discretion came from the accounts' own funds. Margin was used in purchasing shares of Common Stock.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is amended and restated in its entirety to read as follows:

                  (a) and (b) As noted above, as of the date hereof, Mr. Raiff is the beneficial owner of 703,900 shares of Common Stock. Based on Carmike's Quarterly Report on Form 10-Q for the period ended September 30, 1998, there were 9,942,487 shares of Common Stock outstanding. Therefore, Mr. Raiff beneficially owns 7.08% of the outstanding Common Stock. Mr. Raiff has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that are currently beneficially owned by Mr Raiff.

                  (c) Attached as Schedule A is a description of the transactions in the Common Stock that were effected by Mr. Raiff in the last 60 days.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      By: /s/ Robert M. Raiff
                                          -------------------
                                          Robert M. Raiff

Dated: November 27, 1998

                                  SCHEDULE A

    Purchases and (Sales) of Shares of Common Stock Within the Last 60 Days

                        Purchase           Number            Price
   Date                 or Sale           of Shares         Per Share               Value
  ------                -------           ---------         ---------               -----
10/07/98                 SALE             (35,400)          $17.1836            $ (608,300.43)
10/08/98                 SALE                (100)           17.0625                (1,706.25)
10/16/98                 SALE             (28,500)           15.7292              (448,282.20)
10/19/98                 SALE             (20,700)           16.2627              (336,637.50)
10/20/98                 SALE             (12,000)           17.1615              (205,937.70)
10/23/98                 SALE             (41,000)           19.6250              (804,625.00)
10/29/98               PURCHASE             2,000            19.0000                38,000.00
10/29/98                 SALE              (2,000)           18.8750               (37,750.00)
10/30/98               PURCHASE             7,000            18.8214               131,750.00
11/24/98                 SALE             (63,300)           21.4940            (1,360,568.85)
11/25/98                 SALE             (16,800)           20.9612              (352,148.16)

*  Does not include commissions